Capitol Bancorp Center
200 Washington Square North
Lansing, Michigan  48933

October 14, 2009

Michael R. Clampitt, Esq.
Allicia Lam, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549

Re:          Withdrawal Request of Capitol Bancorp Ltd.
Amendment No. 9 to Registration Statement on Form S-4
Filed October 1, 2009
File No. 333-160460

Dear Mr. Clampitt and Ms. Lam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Capitol Bancorp Limited (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Amendment No. 9 to a Registration Statement on Form S-4 (File No. 333-160460), together with all exhibits and amendments thereto (collectively, the “Registration Statement”).  The Registration Statement was originally filed with the Commission on July 7, 2009 in connection with the commencement of an exchange offer (the “Exchange Offer”) to acquire all of the outstanding shares of the common stock of Capitol Development Bancorp Limited III, Capitol Development Bancorp Limited IV, Capitol Development Bancorp Limited V and Capitol Development Bancorp Limited VI for units, consisting of shares of Trust-Preferred Securities issued by Capitol Trust XII, a Delaware statutory trust, and shares of the Registrant’s Series A Noncumulative Convertible Perpetual Preferred Stock.

After the Registrant filed the Registration Statement, the Registrant announced on October 7, 2009 that it was terminating the Exchange Offer without accepting for exchange or exchanging any shares of the common stock of Capitol Development Bancorp Limited III, Capitol Development Bancorp Limited IV, Capitol Development Bancorp Limited V and Capitol Development Bancorp Limited VI.  As a result of the termination of the Exchange Offer, the Registrant is submitting this request for withdrawal of the Registration Statement.  Due to the withdrawal of the Registration Statement, the Registrant believes no further follow-up is necessary regarding the SEC Staff’s comment letter dated October 5, 2009 relating to the Registration Statement and, accordingly, such comment letter is deemed closed and of no further effect to the Registrant.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of any written order granting withdrawal of the Registration Statement that the Commission may issue to the undersigned at Capitol Bancorp Limited, Capitol Bancorp Center, 200 Washington Square North, Lansing, Michigan 48933, facsimile number 517.374.2576, with a copy to the Registrant’s counsel, Honigman Miller Schwartz and Cohn llp, Attn: Phillip D. Torrence, 444 West Michigan Avenue, Kalamazoo, Michigan 49007, facsimile number 269.337.7703.  If you have any questions with respect to this matter, please contact Phillip D. Torrence of Honigman Miller Schwartz and Cohn llp at 269.337.7702.  Thank you.

Sincerely,

/s/ Cristin K. Reid, Esq.
Cristin K. Reid, Esq., Corporate President